JPMORGAN INSURANCE TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

April 10, 2019

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Insurance Trust (the “Trust”)

File Nos. 33-66080; 811-07874

Post-Effective Amendment No. 59

Dear Ms. White:

This letter is in response to the comments you provided with respect to the filing related to the JPMorgan Insurance Trust Global Allocation Portfolio and JPMorgan Insurance Trust Income Builder Portfolio (each, a “Portfolio” and collectively, the “Portfolios”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in a Portfolio’s Registration Statement.

PROSPECTUS COMMENTS

1.

Comment: In the “What are the Portfolio’s Main Investment Strategies” section of the Prospectus for the JPMorgan Insurance Trust Global Allocation Portfolio, please consider adding disclosure in the prospectus clarifying how the term “Non-U.S. Countries” is defined.

Response: Disclosure will be added to the “More About the Fund” section of the Prospectus that describes how the Portfolio determines if an issuer of a security is deemed to be located in a particular country.

2.

Comment: In the “What are the Portfolio’s Main Investment Strategies” section of the Prospectus for the JPMorgan Insurance Trust Global Allocation Portfolio, the disclosure currently states that “[i]f the adviser determines that conditions are not favorable, the Portfolio may invest under 40% of its total assets in Non-U.S. Countries provided that the Portfolio will not invest less than 30% of its total assets in Non-U.S. Countries under normal circumstances except for temporary defensive purposes.” Please consider clarifying the disclosure to remove “under normal circumstances.”

Response: From time to time, during certain market conditions, or for temporary defensive purposes, the Portfolio may invest less than 30% of its total assets in Non-U.S. Countries. Accordingly, the Trust respectfully declines to make this change.

3.

Comment: In the “What are the Portfolio’s Main Investment Strategies” section of the Prospectus for the JPMorgan Insurance Trust Global Allocation Portfolio, the disclosure currently states that the Portfolio’s equity, fixed income and alternative investments may include investments in unaffiliated passive ETFs. Please confirm supplementally that unaffiliated passive ETFs are intended to be included in all three categories.

Response: The Trust hereby confirms that unaffiliated passive ETFs are intended to be included in all three categories.

4.

Comment: Each Portfolio’s Prospectus currently contains disclosure that states that for investments in passive ETFs, the adviser expects to use a J.P. Morgan ETF unless the adviser determines the investment is not available. Please supplementally explain how the adviser’s selection process for investments in passive ETFs is consistent with its fiduciary duties.

Response The “What are the Portfolio’s main investment strategies” section of each Portfolio’s Prospectus makes clear that, to the extent the Portfolios invest in underlying funds, “the adviser expects to select J.P. Morgan Funds without considering or canvassing the universe of unaffiliated underlying funds available” and that, for “for passive ETFs, the adviser expects to use a J.P. Morgan ETF unless the adviser determines the investment is not available” for investment. Because making those investments is expressly contemplated by each Portfolio’s principal investment strategy and made in accordance with applicable Investment Company Act requirements, for example, in reliance on Section 12(d)(1)(G), making those investments is consistent with the adviser’s fiduciary duties. The adviser will consider an affiliated passive ETF available for potential investment by a Portfolio only if the ETF meets all of the adviser’s internal portfolio construction requirements, including, the index it tracks, how closely it tracks that index, and pricing.

5.	Comment: Please consider moving the disclosure in the “More About the Portfolio – Expense Limitations” section of each Portfolio’s Prospectus to the Risk/Return Summary section of each Prospectus.

Response: The Trust respectfully declines to move the disclosure and believes that the disclosure is appropriate where currently provided.

6.	Comment: Each Portfolio contains a risk factor related to investments in other investment companies that includes disclosure on conflicts of interests in investing in

J.P. Morgan Funds (e.g., “investing in J.P. Morgan Funds could cause the Portfolio to incur higher fees and could cause the Adviser and/or its affiliates to receive greater compensation, increase assets under management or support particular investment strategies or J.P. Morgan Funds”). Please consider adding a separate risk factor or section on these conflicts of interests.

Response: The Trust respectfully notes that the Prospectuses for each Portfolio currently includes a separate “Conflicts of Interest” sub-section in the “More About the Portfolio” section and believe that the disclosure is sufficient as drafted.

7.

Comment: The Prospectus of each Portfolio currently contains risk factors related to both “Industry and Sector Focus Risk” and “Geographic Focus Risk.” If either Portfolio intends to focus its investments in a particular industry, sector or geographic region, please consider including additional disclosure related to the focus area.

Response: The Portfolios currently do not currently intend to focus in a particular industry, sector or geographic region.

8.

Comment: “The Portfolio’s Past Performance” section of each Portfolio’s Prospectus includes disclosure stating that “[u]pdated performance information is available by visiting www.jpmorganfunds.com or by calling 1-800-480-4111.” Please confirm that “www.jpmorganfunds.com” is the appropriate website. We note that the “Availability of Proxy Voting Record” section references “www.jpmorgan.com/variableinsuranceportfolios.”

Response: The disclosure in the “The Portfolio’s Past Performance” section of each Prospectus will be revised to remove reference to the www.jpmorganfunds.com website.

PART C COMMENTS

9.

Comment: The Part C to the Registration Statement currently includes excerpts from the Trust’s Amended and Restated Declaration of Trust. Please consider removing this disclosure or, alternatively, explain supplementally why it is included.

Response: The above referenced excerpts were included in response to Item 28(c) of Form N-1A. The Part C will be modified in response to this comment.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron
Anthony Geron
Assistant Secretary

3